FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2005

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated September 6, 2005.
2.	Press release dated September 7, 2005.
3.	Press release dated September 20, 2005.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 30, 2005
ARM HOLDINGS PLC.

By: /s/ Tim Score

Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM JAZELLE TECHNOLOGY TO ENABLE APPLICATIONS FOR
NEW NTT DOCOMO FOMA HANDSETS

ARM technology provides cost-effective way to deploy advanced applications quickly

CAMBRIDGE, UK – Sept. 6, 2005 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that ARM® Jazelle® technology will be deployed in a new line of FOMA® handsets by Japan’s premier mobile communications company, NTT DoCoMo, Inc. Jazelle technology will enable the creation of innovative new consumer applications.

Emerging applications such as mobile games and business tools place increased performance and power demands on Java technology-enabled handsets. ARM Jazelle technology provides handset developers with Java acceleration, delivering improved performance and reduced time-to-market for advanced Java technology-enabled devices like FOMA handsets. Through ARM’s partnership with Aplix Corporation, a global leader in deploying Java technology in mobile phones, ARM Jazelle technology is being adopted in the DoJa/Java platform for FOMA handsets, which is being jointly developed by Aplix and NTT DoCoMo.

“Java technology is a key component for innovative mobile handset applications,” said Kiyohito Nagata, vice president and managing director of NTT DoCoMo’s Product Department. “I believe that ARM’s Jazelle Java acceleration technology will contribute to the creation of the ideal environment for powerful and versatile applications.”

“In 2001, Aplix integrated ARM’s innovative Jazelle technology, with JBlend, Aplix’s Java platform product,” said Ryu Koriyama, representative director, chairman and CEO of Aplix Corporation. “Since 2003, products incorporating this fusion of Jazelle technology and JBlend have been adopted in a wide array of mobile communication devices. Today’s announcement that NTT DoCoMo will implement these products in its FOMA handsets is a tremendous result for the ongoing technical cooperation between Aplix and ARM.”

“Consumer demand for rich content and interactive applications without loss of performance or responsiveness is a key challenge facing mobile handset manufacturers and operators like NTT DoCoMo,” said Takafumi Nishijima, president of ARM KK. “This latest development effort

-more-

showcases how ARM’s Jazelle acceleration technology and our partnership with a leading Java technology provider such as Aplix, enables manufacturers or operators to deliver innovative consumer applications.”

ARM Jazelle DBX technology delivers an unparalleled combination of Java performance and the world’s leading 32-bit embedded RISC architecture. This level of integration provides platform developers with the ability to run Java applications alongside an established operating system, middleware and application code on a single processor. This single-processor solution provides higher performance, lower system cost, reduced power, and more reliable operation at high frequency compared with coprocessor solutions and dual-processor (dedicated Java processor with native application processor) solutions or Java platforms using compilation techniques. The result is optimum performance, with a difference that users will feel unmistakably. ARM continues to develop fresh solutions that boost the performance and reduce the cost of Java platforms.

About ARM

ARM designs the technology that lays at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 996 4141

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 996 4143	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Item 2

NEW ARM API REDUCES DEVELOPMENT TIME AND COST FOR MOBILE AND
CONSUMER SECURITY APPLICATIONS

New TrustZone Software Application Programming Interface provides an open and interoperable framework to develop secure applications targeted at multiple hardware security platforms

CAMBRIDGE, UK - Sept. 7, 2005 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced a new Application Programming Interface (API) for its TrustZone™ Software technology. Available now from ARM at no cost, this new API enables software and hardware developers to write single applications which can be used to target multiple security platforms present in a range of devices such as mobile phones, portable media players, set-top boxes and home gateways. This reduces overall application development time and costs.

ARM TrustZone architecture extensions build security into the processor itself while the TrustZone Software provides trusted foundation software, protected by the hardware, enabling operating systems (OS) providers, handset vendors and silicon designers to expand and develop their own security solutions on top of an interoperable framework. Currently, security-aware applications must be rewritten for every security platform they run on, fragmenting the market and inhibiting a rich ecosystem of applications and services. The new TrustZone Software API provides a standard interface for these applications to be partitioned and to communicate with a secure-side component independent of the actual system implementation. These secure applications can now target multiple security platforms and speed development time without a security penalty. The TrustZone Software API was developed with Trusted Logic, whose expertise and years of research in this field contributed to generate an initial specification that is flexible, ready to evolve and in parts already proven in market segments where security has been paramount for many years.

ARM TrustZone technology is targeted specifically at securing a range of embedded and consumer products, including those running operating systems such as Linux, Symbian, Microsoft Windows CE and Microsoft Windows Mobile. TrustZone technology tags and partitions secure data within a system and maintains a clear hardware separation between secure and non-secure information. This separation enables secure code and data to run alongside an operating system without being compromised or vulnerable to attack. The technology includes the TrustZone architecture extensions and the TrustZone Software solution, which implements the open TrustZone Software API.

“Operators and handset developers are increasingly motivated to create even more advanced features for mobile phones, such as one that would enable a phone to double as a credit card or a digital TV player, but they have to ensure that users and devices are adequately protected from external threats. Low costs and a rich ecosystem of services and applications is also high in the industry agenda,” said Tiago Alves, TrustZone product manager, ARM. “ARM technology is at the heart of millions of secure, advanced digital products. With the broad availability of the TrustZone Software API, device developers can realize the full potential of the common TrustZone technology, which has already been demonstrated by the adoption and public endorsement of the technology from leading industry players from all parts of the value chain.”

Availability

The TrustZone Software API can be downloaded from the ARM website at http://www.arm.com/trustzone. TrustZone Software is available now for licensing from ARM and the ARM TrustZone architecture extensions are implemented in the ARM1176JZ(F)-S™ processor. These extensions are an integral part of the ARM roadmap for application CPUs.

EDITORS’ NOTES:

The following leading companies are among those who endorse the TrustZone Software API technology:

Freescale

“Freescale innovation is at the heart of fully-integrated 2.5G and 3G cellular platforms, and handset manufacturers look to us to deliver robust, flexible, platform-independent security solutions that will work with a range of hardware or software configurations,” said Berardino Baratta, director, Strategy Office, Wireless and Mobile Systems Group, Freescale Semiconductor. “As leaders in system level security applications, we have created complementary solutions that work efficiently with open APIs such as the ARM TrustZone framework. Solutions such as these deliver to the wireless developer ecosystem valuable environments for their development of secure, tamper-proof, digital rights management platforms quickly and effectively, regardless of handset type or operating system.”

Infineon

“In order to enable next-generation mobile services, such as secure m-commerce, and to further improve the security level of mobile phones, Infineon is contributing its decades of security expertise, gained in the development and production of chip card ICs, combined with its expert know-how in mobile solutions,” said Dominik Bilo, VP Group Marketing & Sales, Communications business group at Infineon Technologies AG. “Security threats to mobile devices are getting more imminent. This calls for a solid shielding against tampering within the mobile system. Using TrustZone technology further extends our advanced security concept for application-enhanced modems. The secure mode enabled by TrustZone technology complements the hardware-accelerated security features that Infineon’s cellular baseband devices already provide.”

Jaluna

“Through our introduction into ARM’s collective initiative for open standard APIs, Jaluna, a virtual infrastructure software provider, will work to extend the TrustZone Software framework, enabling a whole range of advanced security solutions for mobile device users,” said Michel Gien, CEO, Jaluna.

Microsoft

“The new TrustZone Software API provides a clear distinction between secure and non-secure information for mobile device users,” said Jonas Hasselberg, group product manager, Microsoft Corp. Mobile & Embedded Devices Division. “Security is a priority for Microsoft, and we embrace applications that help grow confidence in the mobile ecosystem and enthusiasm for the industry as a whole.”

NCipher

“ARM’s TrustZone technology provides the ability to significantly improve the security of a wide range of consumer devices and now, by providing a common software framework and APIs it will become an important enabler of new and higher value services,” said Richard Moulds, VP

Marketing at nCipher. “The extensive use of cryptography within the TrustZone model is central to the protection of valuable content, authentication of devices and the ability to execute applications securely and nCipher is well positioned to leverage the TrustZone software framework and APIs to build robust and interoperable cryptographic services contributing to an even richer ecosystem.”

NDS

“As a leader in digital content protection, NDS strongly supports the ARM TrustZone software technology. As digital content distribution expands both in volume and in value content owners expect a robust content protection technology enabling high-quality content rights to be secured and ensure that the use of such content will drive new revenues and profits,” said Joseph Deutsch, director of business development, NDS. “By building our mobile DRM and DVB-H Conditional Access solutions on ARM TrustZone technology, we can continue providing trusted security, enabling operators to offer the rich mobile media content that consumers are demanding now.”

Samsung

“Samsung is at the leading edge, driving innovations, technology standards and willing to provide unique security solutions that are in tune with our customer’s needs and aligned with new industry trends”, said Dr. Yun-Tae Lee, VP of Mobile Product Planning at Samsung Electronics’ System LSI Division. “TrustZone technology is not only providing a foundation to build differentiated designs to solve real world problems such as Digital Rights Management, but it is also enabling software interoperability, robustness and development efficiencies through the adoption of the TrustZone Software and respective industry standard API. These facts make TrustZone technology one of the optimal security solutions for our mobile applications.”

ST Microelectronics

“As an early adopter of ARM TrustZone technology for ST’s Nomadik family of multimedia application processors, and given our strong commitment to open standards, we welcome the open ARM TrustZone Software API,” said Patrice Meilland, marketing director of Application Processors and Portable Platforms division, STM. “Nomadik’s leading-edge security features ensure a trusted environment for security-critical applications like Digital Rights Management, mobile payment transactions and enterprise applications. By providing a secure, yet interoperable solution, we can deliver platforms to our customers that are easily integrated.”

Texas Instruments

“Securing handsets is critical for the mass deployment of applications and services that will be triggered by an increase in consumer confidence in using their handset for everyday activities such as entertainment, productivity or finances. ARM TrustZone Software provides standard-based, open and interoperable APIs that lower the cost and time of the development and deployment of secure and attractive services and applications,” said Avner Goren, marketing director of TI’s Cellular Systems Business. “Texas Instruments’ M-Shield™ mobile security technology, the key security element of the OMAP™ platform and OMAP-Vox™ solutions together with ARM TrustZone Software exceeds the required level of security for handsets.”

Trusted Logic

“Trusted Logic is proud to have contributed to the specification of the TrustZone Software API, which is the new industry standard for the software integration of embedded client/server security services. The TrustZone Software API provides a secure and broadband gateway to communicate with the TrustZone Software and other embedded security environments from a rich operating environment,” said Dominique Bolignano, Trusted Logic CEO. “From now on, the TrustZone Software API is supported across the whole TL software product range, including our development and simulation tools.”

Vodafone

“The key to driving forward the mobile industry is to inspire the consumer. We are focused on delivering mobile applications which inspire confidence in terms of quality of service and security,” said Michael Walker, Group R&D director, Vodafone. “ARM TrustZone technology enables robust security implementations and advanced security applications, which can be developed in every platform to help raise the level of confidence in mobile security as a whole.”

Wave Systems

“Wave Systems Corp. (Nasdaq: WAVX) is focused on providing robust security solutions based on the open standards of the Trusted Computing Group,” said Lark Allen, EVP, Wave Systems. “Traditionally, security in software has been achieved through proprietary, closed solutions, but the approach taken by ARM with their TrustZone architecture not only provides hardwave level security, which is critical for attaining strong protection, but also provides a standardized software environment, including their new APIs, which will make development much easier. ARM TrustZone technology provides an ideal security environment for supporting TCG solutions for cell phones and a wide range of embedded devices.”

About ARM

ARM designs the technology that lays at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM is a registered trademark of ARM Limited. ARM1176JZ(F)-S and TrustZone are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM”' is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Michelle Spencer
Text 100	ARM
+44 208 846 0840	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Item 3

PICOCHIP AND ARM ANNOUNCE 90NM NEXT-GENERATION WIRELESS CHIPSETS

First ARM Powered, single-chip, software-defined solution for advanced WiMAX and WCDMA applications

BATH, UK AND CAMBRIDGE, UK – Sept. 20, 2005 - picoChip and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that picoChip’s next generation picoArrayTM flexible products for WiMAX and WCDMA infrastructure will incorporate the ARM926EJ-S™ processor, to create the first single-chip, software-defined solution for advanced wireless systems. Combining ARM® processor technology and picoChip’s fully-programmable signal processing array in an advanced 90nm device significantly reduces the cost of WiMAX deployment without compromising the flexibility essential for standards compliance and system performance enhancement.

The new, cost-effective solution will enable carriers to build-out their infrastructure based on the current 802.16d WiMAX standard, and quickly upgrade their equipment to support mobility once the new 802.16e standard is complete. WiMAX implementations are power intensive and currently require increasing numbers of DSP or FPGA devices, with a consequent escalation of costs. With the ARM Powered® picoChip offering, carriers will be able to bring mobile WiMAX services online in the shortest time frame possible. This will enable customers to maximize the benefit from the WiMAX standard with ubiquitous broadband internet access and enhanced mobile multimedia services.

“The picoChip architecture delivers the most cost-effective way of implementing a flexible solution for any wireless system, with significantly better cost and power than legacy multiple combined DSP and FPGA offerings. As we broaden the portfolio of picoArray products, we required a single-chip, cost-optimized 90nm offering for our high-volume customers,” said Guillaume d’Eyssautier, CEO and president, picoChip. “To integrate the control and media access controller (MAC) functions, we chose the 90nm synthesizable ARM processor because its area and power efficiency will enable us to continue our price and power leadership.”

“The ARM architecture is widely used and respected throughout the WiMAX value chain,” said Mike Inglis, EVP, Marketing, ARM. “By incorporating the ARM926EJ-S processor in their next-generation solutions, picoChip is not only providing their customers with a lower cost, Bill of Materials (BOM) solution, but also a standardized software development platform for a fast path to WiMAX certification and productization.”

ENDS

About picoChip

Founded in 2000, picoChip has developed the world’s highest performance DSP tuned for wireless, and is a supplier of complete reference designs for WiMAX and HSDPA. picoChip technology is being used by Intel in its Glenfield system which is sold for use in WiMAX basestations, and Airspan. Airspan has recently won WiMAX contracts from Ericsson, Marconi and Fujitsu. In addition, picoChip has a number of strategic customers and partners for both WiMAX and 3G, including Tier One manufacturers, and is fast becoming the industry standard for next-generation wireless infrastructure. The company recently won a place in this year’s prestigious “Fierce 15”, recognising the fifteen most significant private companies in the wireless area.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM and Thumb are registered trademarks of ARM Limited. ARM926EJ and ARM926EJ-S are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc. picoArray is a registered trademark of picoChip. "WiMAX-Certified" is a registered trademark of the WiMAX Forum. All other trademarks and servicemarks are the property of their respective owners.

For further information and reader enquiries:

Rupert Baines, picoChip Designs Limited, 2nd Floor Suite, Riverside Buildings, 108 Walcot Street, Bath, BA1 5BG, United Kingdom

Tel:	+44 (0)1225 469 744	E-mail:rupertb@picoChip.com
Fax:	+44 (0)1225 469 767	Web: www.picoChip.com

For further information, text and graphics by email or to discuss feature article opportunities:

Oliver Davies, Publitek Limited, 18 Brock Street, Bath, BA1 2LW, United Kingdom

Tel:	+44 (0)1225 470 000	E-mail:oliver.davies@publitek.com
Fax:	+44 (0)1225 470 047	Web: www.publitek.com